FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Signing of Loan Agreement with a ship-owning company in Singapore

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 21, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

September 21, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Signing of Loan Agreement with a ship-owning company in Singapore

Mitsui & Co., Ltd. (“Mitsui”) announced Mitsui entered into agreements with Grace Ocean Private Limited (“Grace”), a ship-owning company in Singapore, on September 21, 2010, to provide a financial loan of US$ 250 million (maximum repayment period of 13 years) to Grace for purchase of vessels for chartering business.

Together with the financial loan for purchase of vessels, Mitsui will also provide Grace with various services in each step of the value chain for commercial vessel business to support its business growth. Such services will include arrangement of ordering newly built vessels, and brokerage in chartering business and in sales of second-hand vessels.

Mitsui considers trading of various commercial vessels, such as bulk carriers, container vessels, and tankers, as one of its core businesses. With the economical growth in the emerging economies in Asia including China and India, the volume of marine transportation has been increasing in the recent years and so has the demand for vessels. Mitsui will continue to build strong and unique relationships with both promising domestic and international ship-owners, and enhance its commercial vessel trading business.

< Company profile of Grace>

Company name	Grace Ocean Private Limited
Location	Singapore
Establishment	June, 2009
Business	Ship Owning
Shareholder	Grace Ocean Investment Ltd.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.